U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          AMENDMENT NO. 1 TO FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUER
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       CORPORATE DEVELOPMENT CENTERS, INC.
                 (Name of Small Business Issuer in its charter)


           Nevada                                      88-0350448
(State or Other Jurisdiction of                      (IRS Employer
Incorporation or Organization)                    Identification No.)


                1332 E. Martha Dunyon Circle, Draper, Utah 84020
              (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: 1-801-576-0814

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, Par Value $0.001



                                TABLE OF CONTENTS

ITEM NUMBER AND CAPTAION                                                                     Page

Part I   .......................................................................................2

1.       Description of Business................................................................2

2.       Management's Discussion and Analysis or Plan of Operations.............................8

3.       Description of Properties.............................................................10

4.       Security Ownership of Certain Beneficial Owners and Management........................10

5.       Directors, Executive Officers, Promoters and Control Persons
6.       Executive Compensation................................................................11

7.       Certain Relationships and Related Transactions........................................12



8.       Description of Securities.............................................................12

Part II

1.       Market Price of and Dividends on the Registrant's Common Equity.........................
         and Related Stockholder Matters.......................................................13

2.       Legal Proceedings.....................................................................14

3.       Changes in and Disagreements with Accountants.........................................14

4.       Recent Sales of Unregistered Securities...............................................14

5.       Indemnification of Directors and Officers.............................................15

Part F/S

    Financial Statements.......................................................................17

Part III  .....................................................................................45

1.       Index to Exhibits.....................................................................45


                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

History

         The Company was incorporated in the state of Nevada on August 29, 1995. The Company then sold shares pursuant to an initial public offering conducted exclusively in the State of Nevada (the "Offering"). The Offering was registered with the State of Nevada (State File No. R96-19) and became effective on March 1, 1996. The Offering was sold pursuant to Rule 504 promulgated by the Securities and Exchange Commission under Regulation D and pursuant to the Disclosure Document dated March 1, 1996. The Offering was closed after the sale of 534,250 shares.

                  At its inception, the Company was formed for the purpose of offering full service executive office space combined with other business services. The initial business plan called for the Company to lease up to 2,500 square feet of office space and then sub-lease executive office space to companies or individuals. In addition to office space, the Company would provide to executives reception desk services, photo copying services, postal services and other services needed for a business executive to operate a free standing office.

         The Company initiated its business plan in 1996. It purchased office equipment, leased office space and set up executive offices in the Las Vegas, Nevada area. The business as initiated did not prove profitable and the company did not have sufficient capital to continue operations. In its first year of operations the Company collected rents totaling $17,061.00. This revenue was offset against expenses during the same time period totaling $51,517.00. The Company closed operations in 1997. Since that time, the Company has been investigating ways to get back into the executive office space business. The Company has also been investigating other products and/or services in which it might engage that have potential for profit.

General

         For  the  past  two  years  the  Company  has  had no  active  business operations. The Company currently has no commitment or arrangement to participate in a business and cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

         There are no plans or arrangements proposed or under consideration for the issuance or sale of additional securities by the Company prior to the identification of an acquisition candidate. Consequently, management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited capital. This lack of investing in the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         The Company has voluntarily filed this registration statement on Form 10-SB to become subject to the reporting requirements under the Securities Exchange Act of 1934, based on management's belief that the Company's reporting status will enhance its ability to locate and acquire a business opportunity. It is management's experience that owners of products and other business opportunities often desire to sell their product or opportunity to a company having the ability to obtain a listing on the NASDAQ stock market. Being subject to the reporting requirements under the Securities Exchange Act of 1934 is necessary in order to obtain such a listing. The Company intends to continue to voluntarily file reports under the Securities Exchange Act of 1934, regardless of whether its obligation to do so is suspended by rule of statute.

Selection of a Business

         The Company anticipates that business for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. By relying on "word of mouth", the Company may be limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

         Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services. Management of the Company will not receive a finder's fee for locating a business opportunity.

         The Company will not restrict its search to any particular business, industry, or geographical location, and management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in may instances management of such a venture will not have proved its ability, the eventual market of such venture's product or services will likely not be established, and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established firm with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

         In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company. The Company will not acquire or merge with a business or corporation in which the Company's officers, directors, or promoters, or their affiliates or associates, have any direct or indirect ownership interest.

         The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective business, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors.

         The decision to participate in a specific business may be based on management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and other factors which are difficult, if not impossible, to analyze through any objective criteria. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

         The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective business, the time required to prepare appropriate documents and agreements provided for the Company's participation, and other circumstances.

Acquisition of a Business

         In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot not be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

         In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors may, as a negotiated element of the acquisition, sell a portion of all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the number of "restricted securities" held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's Common Stock that could result from substantial sales of such shares after the restrictions no longer apply. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

         In the event of sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sales of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, Management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under sate law to act in the best interests of the Company and its stockholders.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

         While the actual terms of the transaction to which the Company may be a party cannot be predicted, it may be expected that that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986, (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a) (1) of the Code provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company will be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on Section 368, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

         Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principals will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

         The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

         The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

         The Company will comply with all federal and state disclosure laws in connection with the acquisition of any target company including providing shareholders with audited financial statements when required. The Company also intends to provide shareholders with information including audited financial statements regarding a target company even if it is not required when it is reasonably possible to do so. If such disclosure is not required, it may be necessary in some instances, such as when time restraints will not permit disclosure, for the directors to determine that it is in the best interest of the shareholders to consummate an acquisition short of all possible disclosure.

         While management believes that the fact that the Company is subject to reporting obligations under the Securities Exchange Act of 1934 will increase the number of companies that will be interested in being acquired by the Company, the reporting requirements will eliminate the possibility of acquiring some companies. For example, within 15 days of an acquisition, the Company must file a Form 8-K discussing the acquisition. From the date of the filing of the Form 8-K, the Company will then have 60 days to file audited proforma financial information. Accordingly, if the target company is not capable of being audited within a short period of time, it is not a likely candidate for acquisition.

         It is not presently intended that any officer or director would receive compensation from a target company as a condition to an acquisition. However, it is possible that a target company may require that an officer or director sell his or her shares in the Company to the target company, that an officer or director be willing to enter into a consulting agreement, or it is possible that an officer or director in a particular instance may be compensated in the form of a finder's fee in connection with a particular acquisition.

         Operation of Business After Acquisition

         The Company's operation following its acquisition of a business will be dependent on the nature of the business and the interest acquired. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Government Regulation

         It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in business. The use of assets and/or conduct of business which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

         The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experiences in business. There is no assurance that the Company will be successful in obtaining suitable investments.

Employees

         The Company is a development stage company and currently has no employees. Executive officers, who are not compensated for their time contributed to the Company, will devote only such time to the affairs of the Company as they deem appropriate. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business industry.

             ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                                   OPERATIONS

Results of Operations

         Six month period ended June 30, 2000

         The Company had no revenue from continuing operations or from any other source for the six month period ended June 30, 2000.

         General and administrative expenses for the six month period ended June 30, 2000, consisted of general corporate administration, legal and professional expenses, rent, and accounting and auditing costs. These expenses totaled $10,452as opposed to $2,266 for the same six month time period ended June 30, 1999. The increase is due to additional professional and other fees paid in connection with the preparation and filing of this Form 10.

         The Company realized a net loss of $10,932 for the six months ended June 30, 2000, which is equal to the expenses incurred the same period of time together with $480 of amortized capitalized organization costs.

Calendar Year Ended December 31, 1999

         The Company had no revenue from continuing operations or from any other source for the year ended December 31, 1999.

         General and administrative expenses for the year ended December 31, 1999, consisted primarily of general corporate administration, legal and professional expenses, and accounting and auditing costs totaling $1,705. These expenses were necessary to support the legal existence of the Company until it could locate another operating business in which to engage. In addition, the Company had rent expense of 1,200 and amortization of capitalized organization costs totaling $960. Legal, accounting and administrative expenses were higher in 1998 due to the work necessary to obtain a symbol on the OTC Bulletin Board which occurred that year.

Calendar Years Ended December 31, 1998 and 1997

         The Company had no revenue from continuing operations or from any other source for the years ended December 31, 1998 and 1997.

         General and administrative expenses for the years ended December 31, 1998 and 1997, consisted primarily of general corporate administration, legal and professional expenses, and accounting and auditing costs. Expenses for 1997 also included expenses left over from the Company's operations as an executive office space provider, prior to ceasing those operations in the first part of 1997. Expenses for 1997 were higher overall due to remaining expenses from operations. These expenses included office expense of $1,052, rent expense of $5,754, telephone expense of $1,974, and utility expense of $358. Once the Company was no longer providing office space for working professionals, the necessity of incurring such expenses ceased. The Company was then left only with expenses necessary to support its legal existence until it could locate another operating business in which to engage. Legal, accounting and administrative expenses were higher in 1998 due to the work necessary to obtain a symbol on the OTC Bulletin Board.

         Expenses for the two years requiring cash payment totaled $14,947. Shares in the Company were sold on September 26, 1997, and again on October 1, 1998, for total sales proceeds of $10,000 in order to obtain capital to help pay these expenses.

Liquidity and Capital Resources

         At June 30, 2000, the Company had working capital of $6,955, enough to meet the cash requirements of the Company for approximately six months. Since the cease of operations in 1997, the Company has had extremely limited working capital which it has obtained through additional investment in the Company by principal shareholders. The Company can only continue to exist by the continued willingness of principal shareholders to fund the maintaining of the Company. In January, 2000, the Company borrowed $15,000 from a shareholder in order to continue meeting the cash demands of the Company.

         Management believes that funding sources will continue to be available to meet the anticipated needs of the Company's operations through at least the next 12 months. Even though the Company does not at the present time have any understandings or agreements with any persons or entities to provide such funding, shareholders having an interest in seeing that the Company remains a viable business entity have been willing to provide funds to the Company in the past either through purchasing additional stock or by loaning money to the Company. However, there can be no assurances to that effect, as the Company has no revenues and the Company's need for capital may change dramatically if it acquires an interest in a business opportunity during that period. It should also be noted that the Company is now obligated to satisfy the costs associated with filing the required reports under the Exchange Act of 1934. It appears at the present time that these costs will also have to be met through the continued sale of stock or by borrowing additional funds. The Company's current operating plan is to (i) handle the administrative and reporting requirements of a public company; and (ii) search for potential business, products, technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business, product, technology or company and there can be no assurance that the Company will identify any such business, product, technology or company and there can be no assurance that the Company will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage the business, product, technology or company it acquires.


                        ITEM 3. DESCRIPTION OF PROPERTIES

         The Company utilizes office space at 1332 E. Martha Dunyon Cir., Draper, Utah 84020, provided by Richard M. Bench, an officer and director of the Company. The Company does not pay rent for this office space.

           ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                   MANAGEMENT

         The following table sets forth as of August 31, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                              Common                    Percent of
Name and Address                                              Shares                    Class


Richard M. Bench (1)                                          237,500                   19%
1332 East Martha Dunyon Circle
Draper, Utah  84020

David Dorton                                                  100,000                   8%
111 E. Broadway
Salt Lake City, Utah  84111

Stephen J. Nicolatus                                          100,000                   8%
111 E. Broadway
Salt Lake City, Utah  84111

Don L. Oborn (1)                                              37,500                    3%
385 W. Brigham Rd. #14
St. George, Utah  84790

Jim Rostad                                                    100,000                   8%
3172 North Rainbow
Las Vegas, Nevada  89108

Larry Snyder                                                  100,000                   8%
8011 Firebrand Court
Henderson, Nevada  89014


Stanley K. Stilwell                                           100,000                   8%
7604 Delaware Bay Drive
Las Vegas, NV  89128

All Executive officers and
    Directors of a Group (2)                                  275,000                   22%

(1) Messrs. Bench and Oborn are all of the officers and directors of the Company.

          ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                                    PERSONAL

Directors and Officers

         The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.

Name                                Age              Position (1)                              Since

Richard M. Bench                    58               President and Director                    1998

Don L. Oborn                        67               Secretary/treasurer and Director          1999

         All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

         The following information on the business experience of each director and officer.

         Richard M. Bench is a licensed realtor and for the past five years has been the operations and marketing manager for El Ray Bench Real Estate Corp. Mr. Bench's recent business experience has also included being director of marketing, director of skier services and ski instructor for Canyon Ski Resort, location near Park City Utah. Mr Bench has owned and operated several small businesses and is the owner and manager of several residential rental properties.

         Don L. Oborn graduated from the University of Utah located in Salt Lake City, Utah in 1956 with a B.S. degree in business management. For most of his professional career he sold life insurance from which he retired in 1991. In June, 1996, he came out of retirement to work with the Utah Business Alliance, Custom Fit Training program through Dixie College in St. George, Utah. In that capacity, he teaches business classes and seminars on management and leadership principles.

                         ITEM 6. EXECUTIVE COMPENSATION

         The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion of all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

         There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company. Current management has served and continues to serve without compensation in cash or otherwise because the Company has no revenues. Management is willing to serve for purposes of protecting their investments in the Company.

         On acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under "BUSINESS." In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There are no proposed transactions and no transactions during the past two years to which the Company was a party and which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

         The promoters of the Company were Jim Rostad and Judy Rostad (husband and wife), Larry Snyder and Stanley K. Stilwell. Jim Rostad and Larry Snyder were each issued 200,000 shares of common stock in exchange for $2,000. Stanley
K. Stilwell received 200,000 shares of common stock in exchange for services rendered in connection with the formation of the Company. These transactions were approved by the board of directors which consisted of Jim Rostad, Judy Rostad and Larry Snyder. The transactions were also consented to by the shareholders of the Company which consisted of Jim Rostad, Larry Snyder, David Dorton, Stephen J. Nicolatus and Stanley K. Stilwell. It should be noted that each of the members of the board of directors was also a promoter and each shareholder who approved the transactions was also a promoter with the exception of David Dorton and Stephen J. Nicolatus. It should be further noted that David Dorton and Stephen J. Nicolatus also each received 200,000 shares of common stock in the Company for payment of $2,000.


         ITEM 8.  DESCRIPTION OF SECURITIES

         The Company is authorized to issue 25,000,000 shares of common stock, par value $0.001 per share, of which 1,234,250 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

                                     PART II

         ITEM 1.   MARKET PRICE AND DIVIDENDS ON REGISTRANT'S
                   COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         Although quotations for the Company's common stock appear on the OTC Bulletin Board, there is no established trading market for the common stock. The Company first obtained a symbol on the OTC Bulletin Board in the late summer of 1998. Recent information generated by the OTC Bulletin shows no trades in the Company's shares since that time.

         There are no outstanding options or warrants to purchase shares of common stock nor are there outstanding securities convertible into common stock. Under Rule 144(k) promulgated under the Securities Act of 1933, in order for non-controlling shareholders to sell their shares free of restrictions, a period of at least two years must have elapsed since the shares were acquired from the issuer or from an affiliate of the issuer. At the present time, all shares of common stock outstanding may be sold without restrictions under Rule 144(k) except 1,100,000 shares which are held by officers, directors, and controlling stockholders ("Control Shares"). Control shares may be sold subject to complying with all of the terms and conditions of Rule 144, except the one-year holding period which has been satisfied. The Company has not agreed to register any common shares and is not planning a registered offering at the present time.

         To summarize, all issued and outstanding shares of the Company which total 1,234,250 may be sold at the present time pursuant to the operation of Rule 144. 134,250 of the shares may be sold without any restriction pursuant to the operation of Rule 144(k). The remaining 1,100,000 may also be sold under Rule 144 subject to complying with the terms and conditions of Rule 144 with the understanding that the one-year holding period for the 1,100,000 has been satisfied.

         Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

         At September 21, 1999, there was approximately 47 holders of record of the Company's Common Stock.

                            ITEM 2. LEGAL PROCEEDINGS

         The Company is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against the Company have been threatened.

                ITEM 3 CHANGES IN DISAGREEMENTS WITH ACCOUNTANTS

         Mr. David Coffey was the principal independent accountant for the Company for its audited financial statements through its fiscal year ended December 31, 1997. He prepared the audit report filed with the original filing of this Form 10 for the financial statements dated December 31, 1997 and for the year then ended. During 1998, the Company relocated its offices from Nevada to Utah. Mr. Ted A. Madsen of Salt Lake City, Utah was engaged to serve as the principal independent accountant for the Company with his first assignment being to audit the financial statements of the Company as of December 31, 1998 and for the year then ended.

         It should be noted that since the initial filing of this Form 10, Mr. Madsen has reviewed the financial statements of the Company dated as of December 31, 1997 and for the year then ended and has issued an audit report for those statements in lieu of the audit report originally issued by Mr. Coffee. Accordingly, Mr. Madsen is now taking responsibility for all audited financial statements filed in connection with this offering. Nevertheless, as of the date of this filing, Mr. Coffee has received a copy of this disclosure together with our request that he provide within ten days his statement in writing to the Securities and Exchange Commission as to whether he agrees with this disclosure and if not, why.

         The former accountant's report(s) did not contain any adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope or accounting principles. The decision to change the auditors was for convenience of location only and was made at the direction of the officers of the corporation without formal action being taken by the board of directors. There was no disagreement with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.


                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         The Company sold 534,250 shares under Rule 504, which sales were closed in March, 1996, and certificates distributed on May 16, 1996. As such, all 534, 250 shares were sold prior to the time the Company closed operations in 1997. The Company relied upon the exemption from registration under Rule 504 because at the time of the sales, the Company was not subject to the reporting requirements of section 13 or 15(d) of the Securities and Exchange Act of 1934. The Company was not an investment company. The Company was not a development stage company that either had no specific business plan or purpose or had indicated that its business plan was to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. The aggregate selling price for the Shares did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering under the rule, in reliance on any exemption under the section 3(b) of the Act, or in violation of section 5(a) of the Act.

         On September 26, 1997, the Company issued 100,000 shares of common stock to Richard M. Bench in exchange for an investment in the Company by Mr. Bench in the amount of $5,000. The transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. Our reliance on the exemption is based upon the facts that the transaction was not a public offering in that it was an isolated transaction to an individual who is an officer and a director of the Company.

         On October 1, 1998, the Company issued 100,000 shares of common stock to Richard M. Bench in exchange for an investment in the Company by Mr. Bench in the amount of $5,000. The transaction was exempt from registration pursuant to
Section 4(2) of the Securities Act of 1933. Our reliance on the exemption is based upon the facts that the transaction was not a public offering in that it was an isolated transaction to an individual who is an officer and a director of the Company.


                      ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada Revised Statutes provides in relevant part as follows:

         (1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative except an action by or in the right of the corporation, by reason of he fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if the acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe this conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         (2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including amounts paid in settlement and attorney's fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine an application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

         The Company's articles of incorporation provides that the Company may indemnify to the full extent of its power to do so under Nevada law, all directors, officers, employees, and/or agents of the Company for liabilities and expenses reasonably incurred in connection with any action, suit, or proceeding to which such person may be a party by reason of such person's position with the Company. Consequently, the Company intends to indemnify its officers, directors, employees, and agents to the full extent permitted by the statue noted above.

                                    PART F/S

                              FINANCIAL STATEMENTS



                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                             JUNE 30, 2000 and 1999


ASSETS

                                                                                2000                      1999
                                                                               ---------                -------


         Cash in bank                                                         $    6,955               $  1,846
         Organization costs less accumulated
         Amortization of $4,610 and $3,650                                           190                  1,150
                                                                              ----------               --------

                  TOTAL ASSETS                                                $    7,145               $  2,996
                                                                              ==========               ========


LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

         Liabilities

              Loan from shareholder                                           $   15,000               $      -
                                                                              ----------               --------

                  Total Liabilities                                               15,000

         Stockholders' Equity

              Common stock, authorized 25,000,000 shares
              At $.001 par value, issued and outstanding
              1,234,250 shares                                                     1,234                  1,234

              Additional paid-in capital                                          50,559                 49,959

         (Deficit) accumulated during the development
         stage                                                                   (59,648)               (48,197)
                                                                              ----------               --------

              Total Stockholders' Equity (Deficit)                                (7,855)                (2,996)
                                                                              ----------               --------

TOTAL LIABILITES & STOCKHOLDER'S
EQUITY (DEFICIT)                                                              $    7,145               $  2,996
                                                                              ==========               ========


                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED
                             JUNE 30, 2000 AND 1999
                    (With Cumulative Figures From Inception)



                                                                                               From Inception,
                                    Six Months Ended              Six Months Ended             August 29, 1995
                                         June 30, 2000               June 30, 1999             to June 30, 2000
                                    ----------------------    ------------------------- -----------------------

Rental Income                              $        -                $         -                     $    17,061

Expenses

Advertising                                         -                          -                           1,657
Amortization                                      480                        480                           4,610
Cleaning                                            -                          -                           1,803
Consulting                                          -                          -                           3,605
Depreciation                                        -                          -                           2,477
Fees                                              350                          -                           1,433
Insurance                                           -                          -                             414
Office Expenses                                     -                         21                           3,124
Rent                                              600                        600                          28,909
Professional Fees                               9,502                      1,645                          17,255
Telephone                                           -                          -                           5,731
Utilities                                           -                          -                           1,200
                                           ----------                -----------                     -----------

     Total Expenses                            10,932                      2,746                          72,218

Other Income (Expense)

     Loss on sale of office furniture               -                          -                          (5,091)
                                           ----------                -----------                     -----------

       Total Other Income (Expense)                 -                          -                          (5,091)
                                           ----------                -----------                     -----------

Net (loss) before income taxes                (10,932)                    (2,746)                        (60,248)

Provision for income - Note E                       -                          -                               -
                                           ----------                -----------                     -----------

Net (loss)                                 $  (10,932)               $    (2,746)                    $   (60,248)
                                           ==========                ===========                     ===========

Net (loss) per share                       $  (0.0089)               $   (0.0022)                    $   (0.0488)
                                           ==========                ===========                     ===========

Weighted average shares
outstanding                                 1,234,250                  1,234,250                       1,234,250
                                           ==========                ===========                     ===========

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
            FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999
                    (With Cumulative Figures From Inception)


                                                                     Additional
                                    Common             Stock          Paid-in         Accumulated
                                    Shares            Amount          Capital         (Deficit)               Total

Balance
August 29, 1995                            -        $         -     $          -     $         -          $         -

Issuance of common stock
for cash @ .01 per share             800,000                800            7,200                                8,000

Issuance of common stock
for services rendered @
 .01 per share                        200,000                200            1,800                                2,000

Net (loss) for period                      -                  -                -          (1,920)              (1,920)
                                   ---------        -----------     ------------     -----------          -----------
Balance
December 31, 1995                  1,000,000              1,000            9,000          (1,920)               8,080

Issuance of common stock
for cash @.08 per share              534,250                534           42,206                               42,740

(Less) offering costs                                                    (12,147)                             (12,147)

Net (loss) for period                      -                  -                -         (21,567)             (21,567)
                                   ---------        -----------     ------------     -----------          -----------

Balance,
December 31, 1996                  1,534,250              1,534           39,059         (23,487)              17,106

Net (loss) for period                      -                  -                -         (15,228)             (15,228)
                                   ---------        -----------     ------------     -----------          -----------

Balance
December  31, 1997                 1,534,250              1,534           39,059         (38,715)               1,878

Issuance of common
Stock for cash @.05 per
share                                200,000                200            9,800                               10,000

Cancellation of
Common shares                       (500,000)              (500)             500

Net (loss) for period                      -                  -                -          (6,736)              (6,736)
                                   ---------        -----------     ------------     -----------          -----------
Balance
December 31, 1998                  1,234,250              1,234           49,359         (45,451)               5,142


                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
            FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999
                    (With Cumulative Figures From Inception)


                                                                     Additional
                                    Common             Stock          Paid-in         Accumulated
                                    Shares            Amount          Capital         (Deficit)               Total

Balance
December 31, 1998                  1,234,250                934           49,359         (52,187)               8,406

Net (loss) for period                      -                  -                -          (2,746)              (2,746)
                                   ---------        -----------     ------------     -----------          -----------
Balance
June 30, 1999                      2,468,500              2,168           49,959         (48,197)              10,802


Additional paid in capital
contributed by shareholder                                                   600               -                  600

Net (loss) for period                      -                  -                -          (1,119)              (1,119)
                                   ---------        -----------     ------------     -----------          -----------

Balance,
December 31, 1999                  2,468,500              2,168           50,559         (49,316)              10,283
                                   ---------        -----------     ------------     -----------          -----------

Additional paid in capital
contributed by shareholder                                                   600                                  600

Net (loss) for period                      -                  -                -         (10,932)             (10,932)
                                   ---------        -----------     ------------     -----------          -----------

Balance,
June 30, 2000                      1,234,250        $     1,234     $     51,159     $   (60,248)         $       (49)
                                   =========        ===========     ============     ===========          ===========

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
                    (With Cumulative Figures From Inception)



                                                                           Six months           Six months         From Inception
                                                                              ended               ended             August 29, 1995
                                                                          June 30, 2000        June 30, 1999       To June 30, 2000
                                                                        ------------------   ------------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss                                                                     $    (10,932)         $   (2,746)         $   (60,248)
Non-cash items included in net loss
      Loss of sale of equipment                                                         -                   -                5,091
      Amortization                                                                    480                 480                4,610
      Depreciation                                                                      -                   -                2,477
      Rent                                                                            600                 600                1,800
      Decrease in stock subscription receivable                                         -               3,500                    -
                                                                             ------------          ----------          -----------

           NET CASH FROM (USED) BY OPERATING ACTIVITIES                            (9,852)              1,834              (46,270)


CASH FLOWS FROM INVESTING ACTIVITIES
      Organizational costs                                                              -                   -               (2,800)
      Purchase of equipment                                                             -                   -              (13,668)
      Proceeds from sale of equipment                                                   -                   -                6,100
                                                                             ------------          ----------          -----------

           NET CASH (USED) BY INVESTING ACTIVITIES                                      -                   -              (10,368)


CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from sale of common stock                                                -                   -               48,593
      Loan from shareholder                                                        15,000                   -               15,000
                                                                             ------------          ----------          -----------

           NET CASH FROM FINANCING ACTIVITIES                                      15,000                   -               63,593

           NET INCREASE IN CASH                                                     5,148               1,834                6,955
                                                                                                                       ===========

CASH AT BEGINNING OF PERIOD                                                         1,807                  12
                                                                             ------------          ----------

               CASH AT END OF PERIOD                                         $      6,955          $    1,846
                                                                             ============          ==========


                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999


NOTE A:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  The Company was incorporated on August 29, 1995 under the laws of the state of Nevada. The business purpose of the Company is to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

                  The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B:           ORGANIZATION COSTS

                  Organization costs were capitalized and amortized over 60 months.

NOTE C:           OFFERING COSTS

                  The offering costs which were incurred by the Company in connection with a public stock offering were offset against the net offering proceeds of the stock offering.

NOTE D:           PUBLIC STOCK OFFERING

                  In March of 1996, the Company completed the stock offering and sold 534,250 shares of its common stock at $.08 per share and received net proceeds of $30,593 from that offering. The net proceeds will be used to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

NOTE E:           INCOME TAXES

                  No provision for income taxes has been recorded in the financial statements as the Company has incurred net operating losses from the date of inception through the current year. The Company has net operating losses totaling $60,248 and $49,316 that may be used to offset future taxable income.

NOTE F:           OFFICE EQUIPMENT AND DEPRECIATION

                  Office equipment is carried at cost. Expenditures for the maintenance and repair are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized.

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999


NOTE F:           OFFICE EQUIPMENT AND DEPRECIATION (CONTINUED)

                  Depreciation of the equipment is provided for using the straight-line method over the estimated useful lives for both federal income tax and financing reporting.

                  All  of  the  office  equipment  was  sold  and  the  existing
                  operations  were   discontinued  in  1997.  The  sale  of  the
                  equipment resulted in a loss of $5,091.

NOTE G:           RELATED PARTY TRANSACTIONS

                  The Company retained a shareholder to assist with the formation of the Company and issued 200,000 shares of its common stock for these services. These services were valued at $2,000 or $.01 per share.

                  The Company paid cash to a shareholder in the amount of $2,500 in connection with the formation of the Company and the preparation and implementation of the business plan.

                  The Company has maintained an office at the office of a shareholder during the 1999 and 2000 fiscal year. The fair market vale of this office rent has been reflected in the statement of operations at $100 per month. The shareholder has agreed to contribute this amount to the Company as additional paid in capital.

                  A shareholder loaned $15,000 to the company in January of 2000 in order to assist the Company with working capital needs.

NOTE H:           USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Board of Directors
Corporate Development Centers, Inc.
Salt Lake City, Utah

I have audited the accompanying balance sheet of Corporate Development Centers, Inc. (a development stage company) as of December 31, 1999 and the related statements of operations, cash flows and changes in stockholders' equity for the period from August 29, 1995 (date of inception) to December 31, 1999. These financial statements are the responsibility of Corporate Development Centers, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Corporate Development Centers, Inc. as of December 31, 1999 and the results of operations, cash flows and changes in stockholders' e1quity for the period from August 29, 1995 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principals.





January 25, 2000
Salt Lake City, Utah
/Ted A. Madsen
--------------
Ted A. Madsen, CPA

                      CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1999



ASSETS

         Cash in bank                                                                  $    1,807

         Organization costs less accumulated
         Amortization of $4,130                                                               670
                                                                                       ----------

                  TOTAL ASSETS                                                         $    2,477
                                                                                       ==========


LIABILITIES & STOCKHOLDERS' EQUITY

         Liabilities
              Accounts Payable                                                         $        -

                  Total Liabilities                                                             -

         Stockholders' Equity

              Common stock, authorized 25,000,000 shares
              At $.001 par value, issued and outstanding
              1,234,250 shares                                                              1,234

              Additional paid-in capital                                                   50,559

         (Deficit) accumulated during the development
         stage                                                                            (49,316)
                                                                                       ----------

              Total Stockholders' Equity                                                    2,477
                                                                                       ==========

              TOTAL LIABILITES & STOCKHOLDER'S EQUITY                                  $    2,477
                                                                                       ==========

    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
          STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999
                    (With Cumulative Figures From Inception)

                                                                                                 From Inception,
                                                              Year ended                        August 29, 1995
                                                            December 31, 1999                 to December 31, 1999
                                                            -----------------                 --------------------

RENTAL INCOME                                             $               -                     $         17,061

Expenses

     Advertising                                                          -                                1,657
     Amortization                                                       960                                4,130
     Cleaning                                                             -                                1,803
     Consulting                                                           -                                3,605
     Depreciation                                                         -                                2,477
     Fees                                                                 -                                1,083
     Insurance                                                            -                                  414
     Office Expenses                                                     60                                3,124
     Rent                                                             1,200                               28,309
     Professional Fees                                                1,645                                7,753
     Telephone                                                            -                                5,731
     Utilities                                                            -                                1,200
                                                          -----------------                     ----------------

                      Total Expenses                      $           3,865                     $         61,286

Other Income (Expense)

         Loss on sale of office furniture                                 -                              (5,091)
                                                          -----------------                     ----------------

                Total Other Income (Expense)                              -                              (5,091)
                                                          -----------------                     ----------------

Net (Loss) before income taxes                                       (3,865)                             (49,316)

Provisions for income taxes - Note E                                      -                                    -
                                                          -----------------                     ----------------

Net (loss)                                                $          (3,865)                    $        (49,316)
                                                          =================                     ================

Net (loss) per share                                      $         (0.0031)                    $        (0.0400)
                                                          =================                     ================

Weighted average shares outstanding                               1,234,250                            1,234,250
                                                          =================                     ================

    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                    (with cumulative figures from inception)

                                                                           Additional
                                             Common          Stock          Paid-in          Accumulated
                                             Shares          Amount          Capital          (Deficit)            Total

Balance
August 29, 1995                                   -      $           -    $            -    $        -         $           -

Issuance of common stock for cash
@ .01 per share                             800,000                800             7,200                               8,000

Issuance of common stock for
services rendered @ .01 per share           200,000                200             1,800                               2,000

Net (loss) for period                             -                  -                 -        (1,920)              (1,920)
                                         ----------      -------------    --------------    ----------         -------------
Balance
December 31, 1995                         1,000,000              1,000             9,000        (1,920)                8,080

Issuance of common stock for cash
@.08 per share                              534,250                534            42,206                              42,740

(Less) offering costs                                                            (12,147)                            (12,147)

Net (loss) for period                             -                  -                 -       (21,567)              (21,567)
                                         ----------      -------------    --------------    ----------         -------------

Balance,
December 31, 1996                         1,534,250              1,534            39,059       (23,487)               17,106

Net (loss) for period                             -                  -                 -       (15,228)              (15,228)
                                         ----------      -------------    --------------    ----------         -------------

Balance
December  31, 1997                        1,534,250              1,534            39,059       (38,715)                1,878

Issuance of common
Stock for cash @.05 per share               200,000                200             9,800                              10,000

Cancellation of
Common shares                              (500,000)              (500)              500

Net (loss) for period                             -                  -                 -        (6,736)               (6,736)
                                         ----------      -------------    --------------    ----------         -------------

Balance
December 31, 1998                         1,234,250              1,234            49,359       (45,451)                5,142

Additional paid in capital
contributed by shareholder                        -                  -             1,200             -                 1,200

Net (loss) for period                             -                  -                 -        (3,865)               (3,865)
                                         ----------      -------------    --------------    ----------         -------------
Balance,
December 31, 1999                         1,234,250      $       1,234    $       50,559    $  (49,316)        $       2,477
                                         ==========      =============    ==============    ==========         =============

    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                    (With Cumulative Figures From Inception)

                                                                                                           From Inception,
                                                                                       Year ended           August 29, 1995
                                                                                    December 31, 1999    to December 31, 1999
                                                                                   -------------------   ---------------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss                                                                                  $    (3,865)           $   (49,316)
Non-cash items included in net loss
      Loss of sale of equipment                                                                     -                  5,091
      Amortization                                                                                960                  4,130
      Depreciation                                                                                  -                  2,477
      Rent                                                                                      1,200                  1,200
      Decrease in stock subscription receivable                                                 3,500                      -
                                                                                          -----------            -----------

           NET CASH FROM (USED) BY OPERATING ACTIVITIES                                         1,795                (36,418)


CASH FLOWS FROM INVESTING ACTIVITIES
      Organizational costs                                                                          -                 (2,800)
      Purchase of equipment                                                                         -                (13,668)
      Proceeds from sale of equipment                                                               -                  6,100
                                                                                          -----------            -----------

           NET CASH (USED) BY INVESTING ACTIVITIES                                                  -                (10,368)


CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from sale of common stock                                                            -                 48,593
                                                                                          -----------            -----------

           NET CASH FROM FINANCING ACTIVITIES                                                       -                 48,593

           NET INCREASE IN CASH                                                                 1,795            $     1,807
                                                                                                                 ===========

CASH AT BEGINNING OF PERIOD                                                                        12
                                                                                          -----------

                CASH AT END OF PERIOD                                                     $     1,807
                                                                                          ===========

    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999


NOTE A:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  The Company was incorporated on August 29, 1995 under the laws of the state of Nevada. The business purpose of the Company is to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

                  The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B:           ORGANIZATION COSTS

                  Organization costs were capitalized and amortized over 60 months.

NOTE C:           OFFERING COSTS

                  The offering costs which were incurred by the Company in connection with a public stock offering were offset against the net offering proceeds of the stock offering.

NOTE D:           PUBLIC STOCK OFFERING

                  In March of 1996, the Company completed the stock offering and sold 534,250 shares of its common stock at $.08 per share and received net proceeds of $30,593 from that offering. The net proceeds will be used to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

NOTE E:           INCOME TAXES

                  No provision for income taxes has been recorded in the financial statements as the Company has incurred net operating losses from the date of inception through the current year. The Company has net operating losses totaling $60,248 and $49,316 that may be used to offset future taxable income.

NOTE F:           OFFICE EQUIPMENT AND DEPRECIATION

                  Office equipment is carried at cost. Expenditures for the maintenance and repair are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized.

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999


NOTE F:           OFFICE EQUIPMENT AND DEPRECIATION (CONTINUED)

                  Depreciation of the equipment is provided for using the straight-line method over the estimated useful lives for both federal income tax and financing reporting.

                  All  of  the  office  equipment  was  sold  and  the  existing
                  operations  were   discontinued  in  1997.  The  sale  of  the
                  equipment resulted in a loss of $5,091.

NOTE G:           RELATED PARTY TRANSACTIONS

                  The Company retained a shareholder to assist with the formation of the Company and issued 200,000 shares of its common stock for these services. These services were valued at $2,000 or $.01 per share.

                  The Company paid cash to a shareholder in the amount of $2,500 in connection with the formation of the Company and the preparation and implementation of the business plan.

                  The Company has maintained an office at the office of a shareholder during the 1999 and 2000 fiscal year. The fair market vale of this office rent has been reflected in the statement of operations at $100 per month. The shareholder has agreed to contribute this amount to the Company as additional paid in capital.

NOTE H:           USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Board of Directors
Corporate Development Centers, Inc.
Salt Lake City, Utah

I have audited the accompanying balance sheet of Corporate Development Centers, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from August 29, 1995 (date of inception) to December 31, 1998. These financial statements are the responsibility of Corporate Development Centers, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Corporate Development Centers, Inc. as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' e1quity for the period from August 29, 1995 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principals.





January 25, 2000
Salt Lake City, Utah
/Ted A. Madsen
--------------
Ted A. Madsen, CPA

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1998




ASSETS

         Cash in bank                                                                  $       12
         Organization costs less accumulated
         Amortization of $3,170                                                             1,630
         Stock subscription receivable                                                      3,500
                                                                                       ----------

                  TOTAL ASSETS                                                         $    5,142
                                                                                       ==========


LIABILITIES & STOCKHOLDERS' EQUITY

         Liabilities                                                                   $        -

                  Total Liabilities                                                             -

         Stockholders' Equity

              Common stock, authorized 25,000,000 shares
              at $.001 par value, issued and outstanding
              1,234,250 shares                                                              1,234

              Additional paid-in capital                                                   49,359

         (Deficit) accumulated during the development
         stage                                                                            (45,451)
                                                                                       ----------

              Total Stockholders' Equity                                                    5,142
                                                                                       ==========

              TOTAL LIABILITES & STOCKHOLDER'S EQUITY                                  $    5,142
                                                                                       ==========

    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
          STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998
                    (With Cumulative Figures From Inception)


                                                                                               From Inception,
                                                            Year Ended                        August 29, 1995
                                                      December 31, 1998                    to December 31, 1998
                                                     -----------------------               --------------------


Rental Income                                        $                    -                    $          17,061

Expenses

     Advertising                                                          -                                1,657
     Amortization                                                       962                                3,170
     Cleaning                                                             -                                1,803
     Consulting                                                           -                                3,605
     Depreciation                                                         -                                2,477
     Fees                                                               178                                1,083
     Insurance                                                            -                                  414
     Office Expenses                                                      -                                3,064
     Rent                                                                 -                               27,109
     Professional Fees                                                5,596                                6,108
     Telephone                                                            -                                5,731
     Utilities                                                            -                                1,200
                                                     ----------------------                    -----------------

                      Total Expenses                                  6,736                               57,421

Other Income (Expense)

         Loss on sale of office furniture                                 -                               (5,091)
                                                     ----------------------                    -----------------

                  Total Other Income (Expense)                            -                              (5,091)
                                                     ----------------------                    -----------------


Net (Loss) before income taxes                                       (6,736)                   $         (45,451)

Provision for income taxes - Note E                                       -                                    -
                                                     ----------------------                    -----------------

Net (loss)                                           $               (6,736)                   $         (45,451)
                                                     ======================                    =================

Net (loss) per share                                 $              (0.0055)                   $         (0.0368)
                                                     ======================                    =================

Weighted average shares outstanding                               1,234,250                            1,234,250
                                                     ======================                    =================

    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                    (with cumulative figures from inception)



                                                                          Additional
                                        Common            Stock             Paid-in         Accumulated
                                        Shares            Amount            Capital          (Deficit)            Total

Balance
August 29, 1995                                  -    $          -        $           -     $         -        $          -

Issuance of common stock for cash
@ .01 per share                            800,000             800                7,200                               8,000

Issuance of common stock for
services rendered @ .01 per share          200,000             200                1,800                               2,000

Net (loss) for period                            -               -                    -          (1,920)             (1,920)
                                         ---------    ------------        -------------     -----------        ------------
Balance
December 31, 1995                        1,000,000           1,000                9,000          (1,920)              8,080

Issuance of common stock for cash
@.08 per share                             534,250             534               42,206                              42,740

(Less) offering costs                                                           (12,147)                            (12,147)

Net (loss) for period                           -                -                    -         (21,567)            (21,567)
                                         ---------    ------------        -------------     -----------        ------------

Balance,
December 31, 1996                        1,534,250           1,534               39,059         (23,487)             17,106

Net (loss) for period                           -                -                    -         (15,228)            (15,228)
                                         ---------    ------------        -------------     -----------        ------------
Balance
December  31, 1997                       1,534,250           1,534               39,059         (38,715)              1,878

Issuance of common
Stock for cash @.05 per share              200,000             200                9,800                              10,000

Cancellation of
Common shares                             (500,000)           (500)                 500

Net (loss) for period                           -                -                    -          (6,736)             (6,736)
                                         ---------    ------------        -------------     -----------        ------------
Balance
December 31, 1998                        1,234,250    $      1,234        $      49,359     $   (45,451)       $      5,142
                                         =========    ============        =============     ===========        ============

    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                    (With Cumulative Figures From Inception)



                                                                                        From inception
                                                        Year Ended                     August 29, 1995 to
                                                    December 31, 1998                  December 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss                                             $        (6,736)                 $        (45,451)
Non-cash items included in net loss
     Loss of sale of equipment                                     -                             5,091
     Amortization                                                962                             3,170
     Depreciation                                                  -                             2,477
     Decrease in stock subscription receivable                (3,500)                          ( 3,500)
     Decrease in accounts payable                               (714)                                -
                                                     ---------------                  ----------------

NET CASH FROM (USED) BY
OPERATING ACTIVITIES                                          (9,988)                          (38,213)

CASH FLOWS FROM INVESTING ACTIVITIES
     Organizational costs                                          -                            (2,800)
     Purchase of equipment                                         -                           (13,668)
     Proceeds from sale of equipment                               -                             6,100
                                                     ---------------                  ----------------

         NET CASH (USED) BY INVESTING
         ACTIVITIES                                                -                           (10,368)

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from sale of common stock                       10,000                            48,593
                                                     ---------------                  ----------------

         NET CASH FROM
         FINANCING ACTIVITIES                                 10,000                            48,593

         NET INCREASE IN CASH                                     12                  $             12
                                                                                      ================

CASH AT BEGINNING OF PERIOD                                        -

         CASH AT END OF PERIOD                       $            12
                                                     ===============


    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE A:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  The Company was incorporated on August 29, 1995 under the laws of the state of Nevada. The business purpose of the Company is to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

                  The Company will adopt accounting policies and procedures based upon the nature of future transactions

NOTE B:           ORGANIZATION COSTS

                  Organization costs were capitalized and amortized over 60 months.

NOTE C:           OFFERING COSTS

                  The offering costs which were incurred by the Company in connection with a public stock offering were offset against the net offering proceeds of the stock offering.

NOTE D:           PUBLIC STOCK OFFERING

                  In March of 1996, the Company completed the stock offering and sold 534,250 shares of its common stock at $.08 per share and received net proceeds of $40,103 from that offering. The net proceeds will be used to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

NOTE E:           INCOME TAXES

                  No provision for income taxes has been recorded in the financial statements as the Company has incurred net operating losses from the date of inception through the current year. The Company has net operating losses totaling $45,451 that may be used to offset future taxable income.


NOTE F:           OFFICE EQUIPMENT

                  Office equipment is carried at cost. Expenditures for the maintenance and repair are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE F:           OFFICE EQUIPMENT AND DECPRECIATION (CONTINUED)

                  Depreciation of the equipment is provided for using the straight-line method over the estimated useful lives for both federal income tax and financing reporting.

                  All  of  the  office  equipment  was  sold  and  the  existing
                  operations  were   discontinued  in  1997.  The  sale  of  the
                  equipment resulted in a loss of $5,091.

NOTE G:           RELATED PARTY TRANSACTIONS

                  The Company retained a shareholder to assist with the formation of the Company and issued 200,000 shares of its common stock for these services. These services were valued at $200 or $.001 per share.

                  The Company paid cash to a shareholder in the amount of $2,500 in connection with the formation of the Company and the preparation and implementation of the business plan.

NOTE H:           USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Board of Directors
Corporate Development Centers, Inc.
Salt Lake City, Utah

I have audited the accompanying balance sheet of Corporate Development Centers, Inc. (a development stage company) as of December 31, 1997 and the related statements of operations, cash flows and changes in stockholders' equity for the period from August 29, 1995 (date of inception) to December 31, 1997. These financial statements are the responsibility of Corporate Development Centers, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Corporate Development Centers, Inc. as of December 31, 1997and the results of operations, cash flows and changes in stockholders' e1quity for the period from August 29, 1995 (date of inception) to December 31, 1997, in conformity with generally accepted accounting principals.





January 25, 2000
Salt Lake City, Utah
/Ted A. Madsen
--------------
Ted A. Madsen, CPA

                       CORPORATE DEVELOMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1997


ASSETS

Organizational costs less accumulated
amortization of $2,208                                                                           $       2,592
                                                                                                 -------------

     Total Assets                                                                                $       2,592
                                                                                                 =============


LIABILITIES & STOCKHOLDERS' EQUITY

     Liabilities

         Accounts payable                                                                        $         712
         Bank overdraft payable                                                                              2
                                                                                                 -------------

                  Total Liabilites                                                                         714

Stockholders' Equity

     Common stock, authorized 25,000,000 shares
     at $.001 par value, issued and outstanding
     1,534,250 shares                                                                                    1,534

     Additional paid-in capital                                                                         39,059

     Deficit accumulated during the
     Development stage                                                                                 (38,715)
                                                                                                 -------------

     Total Stockholders' Equity                                                                          1,878
                                                                                                 -------------

     Total Liabilities and Stockholders' Equity                                                  $       2,592
                                                                                                 =============



    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
          STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997
                    (With Cumulative Figures From Inception)


                                                                                           From Inception
                                                                   Year ended              August 29, 1995
                                                               December 31, 1997        To December 31, 1997

Rental income                                                      $             -         $          17,061

Expenses

     Advertising                                                                 -                     1,657
     Amortization                                                              964                     2,208
     Cleaning                                                                    -                     1,803
     Consulting                                                                  -                     3,605
     Depreciation                                                                -                     2,477
     Fees                                                                       35                       905
     Insurance                                                                   -                       414
     Office expense                                                          1,052                     3,064
     Rent                                                                    5,754                    27,109
     Professional fees                                                           -                       512
     Telephone                                                               1,974                     5,731
     Utilities                                                                 358                     1,200
                                                                   ---------------         -----------------

                  Total expenses                                            10,137                    50,685

Other income (Expense)

     Loss on sale of office furniture                                       (5,091)                   (5,091)
                                                                   ---------------         -----------------

                   Total Other Income (Expense)                             (5,091)                   (5,091)
                                                                   ---------------         -----------------


Net (loss) before income taxes                                             (15,228)                  (38,715)

Provision for income taxes - Note E                                              -                         -
                                                                   ---------------         -----------------

Net (loss)                                                         $       (15,228)        $         (38,715)
                                                                   ===============         =================

Net (loss) per share                                               $       (0.0099)        $         (0.0252)
                                                                   ===============         =================

Weighted average shares outstanding                                      1,534,250                 1,534,250
                                                                   ===============         =================


    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                    (with cumulative figures from inception)



                                                                          Additional
                                        Common            Stock             Paid-in         Accumulated
                                        Shares            Amount            Capital          (Deficit)            Total

Balance
August 29, 1995                                  -         $         -       $        -        $         -         $       -

Issuance of common stock for cash
@ .01 per share                            800,000                 800            7,200                                8,000

Issuance of common stock for
services rendered @ .01 per share          200,000                 200            1,800                                2,000

Net (loss) for period                            -                   -                -             (1,920)           (1,920)
                                         ---------         -----------       ----------        -----------         ---------
Balance
December 31, 1995                        1,000,000               1,000            9,000             (1,920)            8,080

Issuance of common stock for cash
@.08 per share                             534,250                 534           42,206                               42,740

(Less) offering costs                                                           (12,147)                             (12,147)

Net (loss) for period                            -                   -                -            (21,567)          (21,567)
                                         ---------         -----------       ----------        -----------         ---------
Balance,
December 31, 1996                        1,534,250               1,534           39,059            (23,487)           17,106

Net (loss) for period                            -                   -                -            (15,228)          (15,228)
                                         ---------         -----------       ----------        -----------         ---------
Balance
December  31, 1997                       1,534,250         $     1,534       $   39,059        $   (38,715)        $   1,878
                                         =========         ===========       ==========        ===========         =========


    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                    (With Cumulative Figures From Inception)


                                                                                               From Inception,
                                                                     Year ended                August 29, 1995
                                                                 December 31, 1997         To December 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss                                                        $         (15,228)             $       (38,715)
Noncash items included in net loss
     Loss of sale of equipment                                               5,091                        5,091
     Amortization                                                              964                        2,208
     Depreciation                                                                -                        2,477
     Increase in accounts payable                                                2                          714
     Decrease in deposits                                                    2,660                            -
                                                                ------------------             ----------------

           NET CASH (USED) BY
           OPERATING ACTIVITIES                                             (6,511)                     (28,225)

CASH FLOWS FROM INVESTING ACTIVITIES
     Organizational costs                                                        -                       (2,800)
     Purchase of equipment                                                       -                      (13,668)
     Proceeds from sale of equipment                                        (6,100)                       6,100
                                                                ------------------             ----------------

           NET CASH FROM (USED) BY
           INVESTING ACTIVITIES                                             (6,100)                     (10,368)

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from sale of commons tock                                          -                       38,593
                                                                ------------------             ----------------

           NET CASH FROM
           FINANCING ACTIVITIES                                                  -                       38,593

           NET INCREASE IN CASH                                               (411)            $              -
                                                                                               ================

CASH AT BEGINNING OF PERIOD                                                    411
                                                                ------------------

           CASH AT END OF PERIOD                                $                -
                                                                ==================





    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                December 31, 1997

NOTE A            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  The Company was incorporated on August 29, 1995 under the laws of the state of Nevada. The business purpose of the Company is to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

                  The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B            ORGANIZATION COSTS

                  Organization costs were capitalized and amortized over 60 months.

NOTE C The offering costs which were incurred by the Company in connection with a public stock offering were offset against the net offering proceeds of the stock offering.

NOTE D            PUBLIC STOCK OFFERING

                  In March of 1996, the Company completed the stock offering and sold 534,250 shares of its common stock at $.08 per share and received net proceeds of $40,103 from that offering. The net proceeds will be used to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

NOTE E            INCOME TAXES

                  No provision for income taxes has been recorded in the financial statements as the Company has incurred net operating losses from the date of inception through the current year. The Company has net operating losses totaling $45,451 that may be used to offset future taxable income.

NOTE F            OFFICE EQUIPMENT

                  Office equipment is carried at cost. Expenditures for the maintenance and repair are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized.




    The accompanying notes are an integral part of these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                December 31, 1997

NOTE F:           OFFICE EQUPMENT AND DEPRECIATION (CONTINUED)

                  Deprecation   of   equipment   is   provided   for  using  the
                  straight-line method over the estimated useful lives for both federal income tax and financial reporting.

                  All  of  the  office  equipment  was  sold  and  the  existing
                  operations  were   discontinued  in  1997.  The  sale  of  the
                  equipment resulted in a loss of $5,091.

NOTE G            RELATED PARTY TRANSACTIONS

                  The Company has retained one of its shareholders to assist with the formation of the Company and issued 200,000 shares of its common stock for these services. These services were valued at $200 or $.001 per share.

                  The  Company  paid to pay one of its  shareholders  $2,500  in
                  connection   with  the   formation  of  the  Company  and  the
                  preparation and implementation of the business plan.

NOTE H:           USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


    The accompanying notes are an integral part of these financial statements

                                    PART III

                            ITEM 1. INDEX TO EXHIBITS

         Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibits

Exhibits              Title of Document                      Location
No.

3.1                   Articles of Incorporation                 (1)

3.2                   By-Laws                                   (1)

23                    Consent of Auditor                        Page 49

27                    Financial Data Schedule                   Page 50

(1) Previously filed as an exhibit to the Company's Form 10-SB on October 1, 1999.



                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                             CORPORATE DEVELOPMENT CENTERS, INC.

Date:  September 21, 1999                    By:  (Signature)
                                             Richard M. Bench, President


    The accompanying notes are an integral part of these financial statements

                                   Exhibit 23

                               Consent of Auditor

I hereby consent to the use in this Amendment No. 1 to the Form 10-SB for Corporate Development Centers Inc., of my reports dated January 25, 2000, relating to the December 31, 1999, 1998, and 1997 financial statements of Corporate Development Centers Inc.

Ted A. Madsen
Salt Lake City, Utah
September 1, 2000


    The accompanying notes are an integral part of these financial statements